Exhibit 99.1

2014 STOCK OPTION AND EQUITY COMPENSATION PLAN

OF

COLUMBIA BANKING SYSTEM, INC.

1.	Purpose of the Plan

The purpose of the Plan is to attract and retain the most talented employees and directors available to serve in positions of responsibility with Columbia Banking System, Inc. and its subsidiaries, to provide them with both rewards for exceptional performance and long-term incentives for future contributions to it and its subsidiaries, and to align their interests with those of its shareholders so that they will exert maximum efforts to promote its growth and success for the ultimate benefit of all its shareholders.

2.	Definitions

As used herein, the following definitions shall apply:

a. “Award” means a grant of an Option, Restricted Stock, Restricted Stock Unit (which may or may not include a Dividend Equivalent), Stock Appreciation Right or Cash Award under the Plan.

b. “Award Agreement” means a written agreement entered into by and between a Grantee and the Company setting forth terms and conditions relating to an Award granted to such Grantee. The agreement shall take such form, and contain such terms and conditions, as shall be determined from time to time by the Committee in its sole discretion.

c. “Cash Award” means an Award granted as described in Section 8 herein.

d. “Board” means the board of directors of the Company.

e. “Cause” means any of the following: (i) dishonesty in performing one’s duties to the Company or a Subsidiary, (ii) willful misconduct, or a willful failure to act, with the intent of injuring, or having the effect of injuring, the reputation, business or business relationships of the Company or a Subsidiary, or any of their officers, directors or employees; (iii) conviction of a felony or of any crime involving moral turpitude or that reflects unfavorably on the Company or a Subsidiary; (iv) willful or prolonged absence from work or failure for any reason to perform duties as an Employee or Director, unless excused by the Company or a Subsidiary, whichever is the entity for which services are performed; and (v) breach of any material terms of an employment or service agreement with the Company or a Subsidiary, including an Award Agreement.

f. “Change in Control” means the first to occur of the following events:

(i)	Any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or group) assets from the Company that have a total gross fair market value equal to or more than two-thirds (2/3) of the total gross fair market value of all of the assets of the Company immediately before such acquisitions or acquisitions;

(ii)	One person, or more than one person acting as a group, acquires ownership of stock of Bank that, together with stock held by such person or group, constitutes more than two-thirds (2/3) of the total fair market value or total voting power of the stock of Bank;

(iii)	The date a majority of members of the Company’s Directors is replaced during any 12-month period by persons whose appointment or election is not endorsed by a majority of the members of the Board before the date of the appointment or election; or

(iv)	A merger, consolidation or reorganization of the Company, as a result of which the shareholders of the Company immediately prior to such merger, consolidation or reorganization own directly or indirectly immediately following such merger, consolidation or reorganization less than fifty percent (50%) of the combined voting power of the outstanding voting securities of the entity resulting from such merger, consolidation or reorganization.

g. “Code” means the Internal Revenue Code of 1986, as amended.

h. “Common Stock” means the no par value common stock of the Company.

i. “Committee” has the meaning given such term in Section 4.a.

j. “Company” means Columbia Banking System, Inc., a Washington corporation.

k. “Director” means a person elected or appointed as a member of the Board or the board of directors of a Subsidiary.

l. “Disability” has the meaning given to such term in Code Section 22(e)(3).

m. “Dividend Equivalent” means, with respect to a Restricted Stock Unit, an amount equal to the total dollar value of all dividends declared by the Company on or with respect to a share of Common Stock between the date of grant of the Restricted Stock Unit and the date of exercise of the Restricted Stock Unit. A Restricted Stock Unit does not include a Dividend Equivalent unless the Award Agreement for the Restricted Stock Unit clearly specifies that it does. Further, a Grantee shall have no right to receive payment of a Dividend Equivalent unless and until the Restricted Stock Unit that includes it Vests and is exercised as provided herein.

n. “Employee” means a person employed by the Company or a Subsidiary.

o. “Exchange Act” means the Securities Exchange Act of 1934, as amended.

p. “Fair Market Value” means, as of any date, the value of Common Stock determined as follows:

(i)	If the Common Stock is listed on any established stock exchange or a national market system, including without limitation The Nasdaq Stock Market, its Fair Market Value shall be the closing sales price for such stock (or the closing bid price, if no sales were reported) as quoted on such exchange or system for such date (or, if such pricing information is not published for such date, the last date prior to such date for which pricing information is published), as reported in The Wall Street Journal or such other source as the Committee deems reliable;

(ii)	If the Common Stock is regularly quoted by recognized securities dealers but selling prices are not reported, its Fair Market Value shall be the mean of the closing bid and asked prices for such stock on such date, as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(iii)	In the absence of an established market for the Common Stock, the Fair Market Value shall be determined in good faith by the Committee and by taking into account such criteria and information as is required to comply with Code Section 409A.

q. “Grantee” means a person who has been granted an Award.

r. “Incentive Stock Option” means an Option that qualifies as an “incentive stock option,” as that term is defined in Code Section 422.

s. “Nonqualified Stock Option” means an Option, other than an Incentive Stock Option.

t. “Option” means a right granted under the Plan to purchase Common Stock. Options granted under this Plan may be either Incentive Stock Options or Nonqualified Stock Options, and the term means either or both, as the context requires. Each Award Agreement shall state whether an Option subject to the agreement is an Incentive Stock Option or a Nonqualified Stock Option.

u. “Plan” means this 2014 Stock Option and Equity Compensation Plan of Columbia Banking System, Inc., as amended from time to time.

v. “Restricted Stock” means a share of Common Stock, issued under the Plan that is subject to such restrictions and conditions as are set forth in the Plan and the related Award Agreement.

w. “Restricted Stock Unit” means a right granted under the Plan to receive a payment in cash or Common Stock, or a combination of both, as determined by the Committee, with a value equal to the sum of (i) the Fair Market Value, on the date of exercise of the right, of one share of Common Stock per Restricted Stock Unit, and (ii) the Dividend Equivalent, if the Award Agreement for the Restricted Stock Unit clearly specifies that it includes a Dividend Equivalent. If the Committee determines to settle payment in Common Stock, then it may pay cash in lieu of fractional shares.

x. “SEC” means the U.S. Securities and Exchange Commission.

y. “Shareholder-Employee” means an Employee who owns, at the time an Incentive Stock Option is granted, stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or a Subsidiary. For this purpose, the attribution of stock ownership rules of Code Section 424(d) shall apply.

z. “Stock Appreciation Right” means a right granted under the Plan to receive a payment in cash or Common Stock, or a combination of both, as determined by the Committee, with a value equal to the excess of (i) the Fair Market Value, on the date of exercise of the right, of one share of Common Stock per Stock Appreciation Right, over (ii) the Fair Market Value, on the date of grant of the right, of such share of Common Stock. Such Fair Market Value shall not be increased or otherwise adjusted because of dividends or other distributions paid at any time on or with respect to shares of Common Stock. In addition, the following shall apply to Stock Appreciation Rights: (1) Amounts payable under the Stock Appreciation Right shall not be greater than the excess of the Fair Market Value of Common Stock (disregarding lapse restrictions as defined in Treasury Regulations §1.83-3(i)) on the date the Stock Appreciation Right is granted over the Fair Market Value of the Common Stock (disregarding lapse restrictions as defined in Treasury Regulations §1.83-3(i)) on the date the Stock Appreciation Right is exercised, with respect to the number of shares fixed on or before the date of grant of the Stock Appreciation Right; (2) the Stock Appreciation Right exercise price shall never be less than the Fair Market Value of the underlying stock (disregarding lapse restrictions as defined in Treasury Regulations § 1.83-3(i)) on the date the Stock Appreciation Right is granted; (3) the Stock Appreciation Right shall not include any feature for the deferral of compensation other than the deferral of recognition of income until the exercise of the Stock Appreciation Right, and (4) no Stock Appreciation Right shall be exercisable later than the 10th anniversary date of its grant.

aa. “Subsidiary” means, (i) in the case of an Incentive Stock Option, a corporation having a relationship with the Company described in Code Section 424(f), and (ii) in the case of any other type of Award, a corporation with which the Company is considered a single employer under Code Section 414(b).

bb. “Vest” means satisfaction in full of all conditions precedent, imposed by the Plan and the related Award Agreement, to a Grantee’s right to exercise an Option, to hold Restricted Stock free of any obligation to forfeit or retransfer the same to Bank or to receive payments under a Restricted Stock Unit, Stock Appreciation Right or Cash Award.

3.	Stock Subject to Plan and Maximum Awards

a. General. Subject to the adjustments provided in Section 18, the number of shares of Common Stock that may be made subject to Awards of all types shall be One Million Eight Hundred Thousand (1,800,000). The Company shall reserve such shares, to the extent that it deems appropriate from authorized but unissued shares of Common Stock and from shares of Common Stock that have been reacquired by it.

b. Share Counting. Shares of Common Stock that are made subject to an Award of Options, Restricted Stock, Restricted Stock Units (together with any Dividend Equivalent) or Stock Appreciation Rights that will or may be settled in stock shall be counted against the number of shares set forth in Section 3.a, unless and until the Grantee forfeits rights in the Award by failing to satisfy any condition to Vesting; and shares of Common Stock that are made subject to an Award of Restricted Stock Units (together with any Dividend Equivalent) or Stock Appreciation Rights shall not count against such number if, in either case, they are settled in cash. Any shares of Common Stock made subject to an Award shall again become available to be made subject to a new Award if the shares are not issued because the Award is forfeited or cancelled, but shares of Common Stock shall not again become available under Section 3.a to be made subject to an Award in the case of shares that are (i) used to satisfy a withholding obligation of the Grantee, (ii) tendered to the Company to pay the exercise price or consideration required to be paid with respect to an Award, and (iii) subject to a Stock Appreciation Right, to the extent the Stock Appreciation Right is exercised.

c. Maximum Awards. The maximum number of shares of Common Stock subject to all Awards other than Cash Awards granted to any one Grantee (other than a non-employee Director) in a calendar year is 100,000. The maximum number of shares of Common Stock subject to all Awards granted to any non-employee Director in a calendar year is 15,000. The maximum aggregate amount awarded or credited with respect to Cash Awards to any one Grantee (excluding non-employee Directors, who shall not be eligible to receive Cash Awards) in a calendar year may not exceed $2,000,000, determined as of the date of vesting or payout, as applicable.

4.	Administration of the Plan

a. The Committee. The power and authority to administer the Plan is vested in a committee (the “Committee”), which shall be selected by the Board and shall consist of at least two (2) Directors. Persons selected to the committee shall satisfy applicable independence criteria of the stock exchange or quotation system on which the Common Stock may then be listed or quoted, be a “non-employee director” within the meaning of Rule 16b-3 promulgated under the Exchange Act, and be an “outside director” within the meaning of Section 162(m) of the Code. If the Committee does not exist or the Board, for any reason determined by it desires to directly administer the Plan, then the Board may take any action under the Plan that would otherwise be the responsibility of the Committee. Once appointed, the Committee shall continue to serve until otherwise directed by the Board.

b. Delegation of Responsibilities. Except to the extent prohibited by applicable law or the applicable rules of a stock exchange or quotation system, the Committee may delegate all or some of its power and authority to administer the Plan to one or more of its members, or to any other person or persons selected by it. The Committee may revoke such delegation at any time.

c. Reports. At least annually, the Committee shall present a written report to the Board setting forth the following information relating to Awards granted since the date of the last such report: The date or dates of each such Award; the type of each such Award; the number of shares subject to each such Award; the exercise price for shares of Common Stock subject to Awards; and the Fair Market Value of such shares on the date the Award is granted.

d. Powers of the Committee. Subject to the terms and conditions explicitly set forth in the Plan, the Committee shall have the authority and discretion to do the following:

(1)	determine the persons to whom Awards are to be granted, the times of grant, and the number of shares subject to each Award;

(2)	subject to the terms of this Plan, determine the exercise price for shares of Common Stock to be issued pursuant to the exercise of an Option; the purchase price, if any, of Restricted Stock; the Fair Market Value of Common Stock used to determine the amount required to be paid under a Restricted Stock Unit or Stock Appreciation Right; and whether a Restricted Stock Unit includes a Dividend Equivalent;

(3)	determine all other terms and conditions (which need not be identical between or among Grantees) of each Award;

(4)	modify or amend the terms of any Award previously granted, or grant substitute Options, subject to the provisions of Sections 16 and 21;

(5)	cancel or suspend Awards, subject to the provisions of Section 21;

(6)	interpret the Plan;

(7)	authorize any person or persons to execute and deliver Award Agreements, or to take any other actions deemed by the Committee to be necessary or appropriate, to effectuate the grant of Awards;

(8)	waive any conditions to Vesting; and

(9)	make all other determinations, and take all other actions that the Committee deems necessary or appropriate, to administer the Plan in accordance with its terms and conditions.

All decisions, determinations and interpretations of the Committee relating to the Plan and Awards shall be final and binding upon all persons, including all Grantees and any other persons interested in any Awards, unless otherwise expressly determined by a vote of a majority of the entire Board. No member of the Committee or the Board shall be liable to any person for any action or determination made in good faith with respect to the Plan or any Awards.

e. Section 16(b) Compliance and Bifurcation of Plan. It is the intention of the Company that the Plan comply in all respects with Rule 16b-3 under the Exchange Act, and the Plan shall be construed in favor of its so complying. If any Plan provision is determined to not comply with such Rule 16b-3, the provision shall be deemed null and void. Notwithstanding any contrary provisions of the Plan, the Board, in its absolute discretion, may bifurcate the Plan so as to restrict, limit or condition the use of any provision of the Plan with respect to participants who are officers and directors subject to Section 16(b) of the Exchange Act, without so restricting, limiting, or conditioning the use of such provision of the Plan with respect to other participants.

5.	Eligibility

All Employees and Directors are eligible to be selected to be granted an Award. Notwithstanding any contrary provisions of this Plan, a Director who is not also an Employee may not be selected to be granted an Incentive Stock Option.

6.	Granting of Awards

a. General. Only Employees and Directors selected by the Committee, in its sole discretion, shall be granted Awards. An Award may consist solely of Incentive Stock Options, Nonqualified Stock Options, Restricted Stock, Restricted Stock Units (either including or not including a Dividend Equivalent), Stock Appreciation Rights or any combination of the foregoing. All Awards are subject to the terms and conditions of the Plan. Notwithstanding any actions taken by the Company in connection with the grant of an Award to any person, such person shall have no rights to or under such Award prior to the time he first performs services as an Employee or Director.

b. Award Agreement. Each Award shall be evidenced by an Award Agreement that sets forth the terms and conditions of the Award. A person who is granted an Award shall have no rights under the Award unless and until such person duly executes and delivers to the Company an Award Agreement. An Award shall expire, and the Company shall have no further obligations with respect thereto, if the person does not so execute and deliver an Award Agreement within any period of time prescribed by the Company.

c. Consideration. The Committee shall determine the form and amount, if any, of consideration required to be paid by a Grantee with respect to an Award. Such consideration may take the form of cash, property, shares of Common Stock or services.

d. Arrangements to Cancel Restricted Stock. The Company may make such arrangements as it deems necessary or appropriate to hold shares of Restricted Stock in escrow until Grantee satisfies all conditions to Vesting and to automatically cancel such shares if Grantee fails to satisfy such conditions.

7.	Performance-Based Compensation

a. General. An Award that is intended to be “qualified performance-based compensation” within the meaning of Code Section 162(m) and U.S. Treasury Regulations issued thereunder shall be subject to the terms of this Section 7 and all other requirements imposed thereon by Code Section 162(m) and U.S. Treasury Regulations.

b. Establishment of Performance Goals. Awards subject to this Section 7 must Vest based solely on attaining one or more pre-established performance goals that are determined no later than ninety (90) days after the commencement of the period of service to which the performance goal relates; however, in no event will a performance goal be considered pre-established if it is established after twenty-five percent (25%) of the performance period has lapsed. Performance goals must be objective, meaning that a third party having knowledge of the relevant facts could determine whether the goal is met. The outcome of a performance goal must be substantially uncertain at the time it is established. The Committee shall have the authority to establish and administer performance goals, as described in Section 7.d, and to certify that the performance goals are attained.

c. Performance Goals. For purposes of this Section 7, performance goals may be based on any one or more of the following: Return on equity, earnings per share, earnings (gross, net, pre-tax, post-tax); financial return ratios; efficiency ratios; gross profit; net profit after tax; operating revenue; increase in revenue, operating or net cash flows; cash flow return on investment; total shareholder return; market share; net operating income, operating income or net income; return on capital; return on assets; return on average assets; return on average equity; return on total equity; return on total capital employed; net interest margin; debt load reduction; expense management; economic value added; stock price; capital; tangible book value; assets, asset quality level, charge offs, loan reserves, non-performing assets, Texas ratio; loans, deposits, growth of loans, deposits or assets; interest sensitivity gap levels, regulatory compliance, improvement of financial rating, gross premiums written, net premiums written, premiums earned, losses and loss expenses, underwriting and administrative expenses, achievement of balance sheet or income statement objectives and strategic business objectives, consisting of one or more objectives based on meeting specific cost targets, business expansion goals and goals relating to acquisitions or divestitures. Performance goals may be based on the performance of the Company as a whole or of any one or more Subsidiaries or business units of the Company or a Subsidiary and may be measured relative to a peer group, an index or a business plan. Performance goals may be different from Grantee to Grantee. For each performance goal designated by the Committee, as applicable to an Award, the Committee shall designate a specific measurable target, schedule or threshold against which actual performance is to be measured for purpose of determining the amount of Vesting of an Award. A performance goal may be expressed in any form that the Committee determines, including, but not limited to: (i) percentage growth; (ii) absolute growth; (iii) cumulative growth; (iv) performance in relation to an index; (v) performance in relation to peer company performance; (vi) a designated absolute amount; or (vii) per share of common stock outstanding. A performance goal does not include the mere continuation of employment.

d. Performance Periods. The performance period for Vesting of any Awards subject to this Section 7 may extend over one to five calendar years, and may overlap the performance period of another Award subject to this Section 7 that has been granted to the same Grantee.

e. Determination of Achievement of Performance Goals. Following the end of the performance period, the Committee shall determine the level of achievement of the performance goals for purposes of determining the Vesting of Awards subject to this Section 7, based on comparing actual performance against the vesting schedule. The Committee shall certify by resolution whether the performance Vesting determination has been determined in accordance with the provisions of this Plan and the applicable performance goals. The Committee may rely in part upon an analysis made by the Company’s internal auditor or other independent accounting or compensation consultants.

f. Partial Achievement. The terms of an Award may provide that partial achievement of the performance goals may result in a payment or Vesting based upon the degree of achievement.

g. Adjustments. No adjustment may be made with respect to a performance goal applicable to an Award that is subject to this Section 7, except to the extent the Committee exercises such negative discretion as is permitted under applicable law for purposes of an exception under Code Section 162(m). If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company or the manner in which the Company or its Subsidiaries conducts its business or other events or circumstances render current performance goals to be unsuitable, the Committee may modify such performance goals, in whole or in part, as the Committee deems appropriate. If a Grantee is promoted, demoted or transferred to a different business unit during a performance period, the Committee may determine that the selected performance goals or applicable performance period are no longer appropriate, in which case, the Committee, in its sole discretion, may: (i) adjust, change or eliminate the performance goals or change the applicable performance period; or (ii) cause to be made a cash payment to the Grantee in an amount determined by the Committee.

8.	Cash Awards

a. Grant of Cash Awards. Subject to the terms of this Plan, Cash Awards may be granted to Grantees in such amounts, and upon such terms, at any time and from time to time, as shall be determined by the Committee.

b. Value of Cash Awards. Each Cash Award shall have a value as may be determined by the Committee. The Committee may establish performance goals in its discretion. If the Committee exercises its discretion to establish performance goals, the number and/or value that will be paid out to the Grantee will depend on the extent to which the performance goals are met. Any Cash Award that is intended to be “qualified performance-based compensation” as described in Section 7.a above shall comply with the provisions of Section 7.

c. Earning of Cash Awards. Subject to the terms of this Plan, the holder of a Cash Award shall be entitled to receive payout on the number and value of Cash Awards earned by the Grantee, to be determined as a function of the extent to which applicable performance goals, if any, have been achieved.

d. Form and Timing of Cash Awards. Payment of earned Cash Awards shall be as determined by the Committee and as evidenced by the applicable Award Agreement, which shall in any event be no later than as may be required under Section 409A of the Code.

9.	Vesting of Awards

The Committee may impose any terms and conditions on the Vesting of an Award that it determines to be appropriate, including requiring the Grantee to continue to provide services as an Employee or Director for a specified period of time or to meet performance goals established by the Committee. Such terms and conditions shall be set forth in an Award Agreement.

In the event of the death or Disability of a Grantee who at the time of his death or cessation of service due to Disability was an Employee or Director and who was an Employee or Director at all times since the date of grant of (i) a Restricted Stock Award, or (ii) a Restricted Stock Unit Award, then all shares of Restricted Stock and/or Restricted Stock Units, as the case may be, shall Vest upon such death or cessation of services due to Disability.

10.	Exercise and Settlement of Awards

a. Options. Grantee shall pay the full exercise price for shares of Common Stock purchased under an Option, at the time the Option is exercised, in cash or other consideration of comparable value deemed acceptable by the Committee (including by tendering, by either actual delivery of shares or by attestation, shares of Common Stock acceptable to the Committee and valued at Fair Market Value as of the date of exercise), or in any combination thereof, as determined by the Committee. The Committee may permit a Grantee to elect to pay the exercise price upon the exercise of an Option by irrevocably authorizing a third party to sell shares of Common Stock (or a portion of the shares of Common Stock sufficient to pay the exercise price) acquired upon exercise of the Option and remit to the Company the sale proceeds therefrom sufficient to pay the entire exercise price and any tax withholding resulting from such exercise.

b. Restricted Stock. The Company shall take such actions as it determines to be reasonably necessary to release Restricted Stock from forfeiture restrictions as soon as practicable after the Restricted Stock Vests.

c. Other Equity-Based Awards. The Company shall settle payment of any amounts due under a Restricted Stock Unit (together with any Dividend Equivalent that it includes) or Stock Appreciation Right upon exercise of such right by the Grantee; provided, however, that notwithstanding any contrary provisions of the Plan, Restricted Stock Units (together with any Dividend Equivalent that it includes) that become Vested shall be settled by payment of amounts owed thereunder on or before the later of (i) the date that is two and one-half (2  1⁄2) months after the end of the Grantee’s first taxable year in which such amounts are no longer subject to a substantial risk of forfeiture, or (ii) the date that is two and one-half (2  1⁄2) months after the end of the first taxable year of the person for whom the Grantee performed services in which such amounts are no longer subject to a substantial risk of forfeiture.

d. Cash Awards. Cash Awards shall be paid as described in Section 8 above.

11.	Terms Applicable to Options

a. Limit on Value of Options Granted. Subject to Section 3.c. above, any number of Options may be granted from time to time to a person eligible to receive the same hereunder, except that in the case of Incentive Stock Options the aggregate Fair Market Value (determined as of the date each Option is granted) of all shares of Common Stock with respect to which Incentive Stock Options become exercisable for the first time by the Grantee in any one calendar year (under all incentive stock option plans of the Company and all Subsidiaries taken together) shall not exceed $100,000.

b. Exercise Price. The exercise price for shares of Common Stock subject to an Option shall not be less than 100% of the Fair Market Value of a share of Common Stock as of the date of grant of the Option; provided, however, that in the case of an Incentive Stock Option granted to an Employee who immediately before the grant of such Incentive Stock Option is a Shareholder-Employee, the Incentive Stock Option exercise price shall be at least 110% of the Fair Market Value of the Common Stock as of the date of grant of the Incentive Stock Option.

c. Term of Option. No Option granted under the Plan shall in any event be exercisable after the expiration of ten (10) years from the date such Option is granted; provided, however, that in the case an Incentive Stock Option granted to an Employee who immediately before such Incentive Stock Option is granted is a Shareholder-Employee, the term of such Incentive Stock Option shall be for not more than five (5) years from the date such Option is granted. Subject to the foregoing and other applicable provisions of the Plan, the Committee shall determine the term of each Option in its sole discretion.

d. Exercise During Lifetime of Grantee. During the lifetime of a Grantee, only the Grantee may exercise such Option.

12.	Termination of Employment or Directorship

a. Unvested Awards. Subject to the provisions of Section 9 above, a Grantee shall forfeit all rights in, to and under all Awards that have not Vested prior to the time the Grantee first ceases to be an Employee or Director. Such forfeiture shall occur without the need for further action by any person.

b. Vested Restricted Stock Units and Cash Awards. All Restricted Stock Units and Cash Awards that are Vested at the time a Grantee first ceases to be an Employee or Director shall be settled promptly following such event.

c. Vested Options and Stock Appreciation Rights. Options and Stock Appreciation Rights that are Vested at the time a Grantee first ceases to be an Employee or Director shall terminate on, if not exercised before, the earlier of (i) the same day of the third month after the date of termination of his status as an Employee or Director, or (ii) the expiration date of the Option or Stock Appreciation Right provided in the Award Agreement. Notwithstanding the immediately preceding sentence:

(i)

Upon the death of a Grantee who at the time of his death is an Employee or Director, and who has been an Employee or Director at all times since the date of grant of the Option or Stock Appreciation Right, all of such Grantee’s Options and Stock Appreciation Rights that are Vested at the time of his death shall terminate, and may no longer be exercised, on the earlier of (a) one year after such date of death or at such later date as the Committee may set, in is sole discretion; or (b) the expiration date of the Option or Stock Appreciation Right provided in the Award Agreement, except that if the expiration date should occur during the 90-day period immediately following the Grantee’s death, then the Option or Stock Appreciation Right shall terminate, and may no longer be exercised, at the end of such 90-day period. The Option or Stock Appreciation Right shall be exercisable at any time prior to such termination by the Grantee’s estate, or by any person or persons who acquire the right to exercise the Option or Stock Appreciation Right by bequest, inheritance or otherwise by reason of the death of the Grantee;

(ii)	If a Grantee ceases to be an Employee or Director at any time during the term of his or her Option or Stock Appreciation Right by reason of a Disability and the Grantee has been an Employee or Director at all times since the date of grant of the Option or Stock Appreciation Right, an Option or Stock Appreciation Right that is Vested at such time shall terminate, and may no longer be exercised, on the earlier of (i) one year after the date the Grantee ceases to be an Employee or Director, or (ii) the expiration date of the Option or Stock Appreciation Right provided in his or her Award Agreement;

(iii)	If a Grantee ceases to be an Employee or Director for Cause, then all Options and Stock Appreciation Rights that are Vested at such time shall terminate, and may no longer be exercised, immediately upon his or her ceasing to be an Employee or Director; and

(iv)	Nonqualified Stock Options and Stock Appreciation Rights granted to a person who is a Director but who ceases thereafter to be a Director (other than due to death or Disability) shall expire at such time as the Committee shall determine, but in no event more than six (6) months after the person ceases to be a Director, and shall otherwise be exercisable on such terms and conditions as the Committee shall determine.

d. Permitted Absences From Work. A person shall not be treated as ceasing to be an Employee or Director if the interruption of his or her services as such is caused by military leave, sick leave or any other bona fide leave of absence approved by the Company or a Subsidiary, whichever is the entity for which the person primarily performs services; provided, however, that in the case of Incentive Stock Options, the foregoing is subject to any restrictions of laws or regulations applicable to such Options.

13.	Compliance with Applicable Law

Shares of Common Stock shall not be issued pursuant to the Plan or any Award granted hereunder, unless the issuance and delivery of the shares will not violate, and can otherwise be done in a manner that complies with, the provisions of applicable law (including, without limitation, the Securities Act of 1933, as amended, and the Exchange Act), and the rules regulations of any stock exchange or quotation system on which the Common Stock may then be listed or quoted. Issuance of shares of Common Stock is further subject to the approval of counsel for the Company with respect to such compliance.

14.	Tax Compliance

The Company, in its sole discretion, may take any actions that it deems to be necessary or advisable to comply with all tax reporting and withholding requirements applicable to Awards under applicable law, including, but not limited to, withholding or causing to be withheld from any form of compensation or other amount due a Grantee such amounts as the Company determines is required to be withheld.

15.	Non-Transferability

No Award or rights under an Award may be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner, other than by will or by the laws of descent or distribution if permitted herein. Shares of Restricted Stock may be sold, pledged, assigned, hypothecated, transferred, or disposed of only after such shares Vest.

16.	Change in Control

Except as otherwise provided in the Award Agreement, in the event of a Change in Control, then all Awards shall immediately Vest as of the date of the closing of such transaction, unless the Committee elects to Vest the Awards as of an earlier date. Notwithstanding the immediately preceding sentence, if the surviving, successor or acquiring corporation in the transaction (or its parent) agrees to replace Awards with rights to its shares that confer substantially the same benefits as those represented by the Awards, as determined by the Committee, then the Awards shall not Vest but shall be so replaced. The Committee shall notify each Grantee in writing of any action to Vest or replace Awards hereunder not less than twenty (20) days prior to the expected closing date of the transaction that prompts such action. Vested Awards that are not exercised by a Grantee at the time of closing of the Change in Control shall be settled, at the election of the Committee, either in cash or for the consideration provided to holders of Common Stock in the Change in Control transaction, based on what the Grantee would have received if he had in fact exercised the Award, with such adjustments as may be required to account for any consideration that the Grantee is required to pay on exercise.

17.	Rights as a Shareholder

No person shall have any rights as a shareholder by reason of an Award until and unless the Company actually issues and delivers shares of Common Stock to such person pursuant to the Award. In the case of Restricted Stock, the Grantee thereof shall have all the rights of a shareholder (including voting, dividend and liquidation rights) with respect to shares of Restricted Stock that are issued and delivered to the Grantee, until such shares are forfeited or reacquired by the Company in accordance with the terms of the Award.

18.	Adjustments on Change in Capitalization

Subject to any required action by the shareholders of the Company, the number of shares of Common Stock subject to Awards, the number of shares of Common Stock available for grants under additional Awards, the exercise price for shares of Common Stock specified in each outstanding Option, and the value of Common Stock used to determine amounts required to be paid under Restricted Stock Units (together with any Dividend Equivalent that it includes) and Stock Appreciation Rights shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split or other subdivision or consolidation of shares, the payment of any stock dividend on the Common Stock or any other increase or decrease in the number of such shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.” The Committee shall make such adjustments and its determination in that respect shall be final, binding and conclusive. No Incentive Stock Option shall be adjusted by the Committee pursuant to this Section 18 in a manner that causes the Incentive Stock Option to fail to continue to qualify as an “incentive stock option” within the meaning of Code Section 422. Except as otherwise expressly provided in this Section 18, no Grantee shall have any rights by reason of any stock split or other subdivision or consolidation of shares, any payment of a stock dividend, or any other increase or decrease in the number of such shares of Common Stock. Except as otherwise expressly provided in this Section 18, any issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall not affect the number of shares or price of Common Stock subject to any Award, and no adjustments in Awards shall be made by reason thereof. The grant of an Award shall not affect in any way the right or power of the Company to adjust, reclassify, reorganize or change its capital or business structure.

19.	Term of the Plan

The Plan shall become effective on the earlier of the date it is (i) adopted by the Board; or (ii) approved by the shareholders. Revisions and amendments to the Plan requiring the approval of shareholders of the Company, as described in Section 21, shall be effective when approved by the shareholders. Subject to Section 21, the Plan shall be unlimited in duration. In the event the Plan is terminated as provided in Section 21, it shall remain in effect with respect to any Awards granted under it that are outstanding at the time of such termination. Notwithstanding the foregoing provisions of this Section 19, to the extent required by the Code, no Incentive Stock Option may be granted under the Plan on a date that is more than ten (10) years from the date the Plan (or amendment increasing shares available under the Plan) is adopted or, if earlier, the date the Plan (or amendment increasing shares available under the Plan) is last approved by shareholders, provided that the last approval by shareholders occur within 12 months before or after the date of last adoption.

20.	No Right to Employment

Neither the adoption of the Plan nor the granting of an Award shall (i) confer upon any person a right to be employed by or to provide services to the Company or any Subsidiary, or to continue such employment or service; or (ii) interfere in any way with the right of a person, or the right of the Company or a Subsidiary, to terminate such employment relationship or service at any time.

21.	Amendment or Early Termination of the Plan

a. Amendment or Early Termination. The Board may terminate the Plan at any time. The Board may amend the Plan from time to time in such respects as the Board deems advisable, except that, without proper approval of the shareholders of the Company, no such revision or amendment shall:

(1)	increase the number of shares of Common Stock subject to the Plan, other than in connection with an adjustment under Section 18; or

(2)	otherwise modify the Plan in a manner that would require shareholder approval under any applicable laws or regulations or the rules of any stock exchange or quotation system on which the Common Stock may then be listed or quoted.

Subject to the foregoing, it is specifically intended that the Board or Committee may amend the Plan without shareholder approval to comply with legal, regulatory, and stock exchange or quotation system requirements and to avoid unanticipated consequences deemed by the Committee to be inconsistent with the purposes of the Plan or any Award Agreement.

b. Modification and Amendment of Awards. The Board or Committee may modify or amend outstanding Awards granted under the Plan, provided, however that the modification or amendment shall not, without the consent of the Grantee, impair or diminish any of the Grantee’s rights or any of the obligations of the Company under such Award. Except as otherwise provided in this Plan, no outstanding Award shall be terminated without the consent of the Grantee. Unless the Grantee otherwise agrees, any changes or adjustments made to outstanding Incentive Stock Options granted under this Plan shall be prospective only and shall be made in a manner that will not constitute a “modification,” as defined in Code Section 424(h), and will not cause such Incentive Stock Options to fail to qualify as “incentive stock options” under Code Section 422.

c. Re-pricing or Repurchase of Options and Stock Appreciation Rights. The exercise price of outstanding Options and Stock Appreciation Rights may not be changed, and the Company may not make an offer to purchase outstanding Options or Stock Appreciation Rights for cash or exchange outstanding Options or Stock Appreciation Rights for other securities, at a time when the exercise price of the outstanding Options or Stock Appreciation Rights exceeds the Fair Market Value of the Common Stock covered by the Options or Stock Appreciation Rights, except (i) with the approval of shareholders of the Company, or (ii) as otherwise required or permitted in the Plan.

22.	Nature of Awards

All Awards are unfunded and unsecured obligations of the Company. Any bookkeeping entries maintained by the Company with respect to Awards are merely for the convenience of the Company. The Company is not required to segregate any assets that may at any time represent an Award and no Grantee or other person shall have any rights or interests in any particular assets of the Company by reason of an Award. A Grantee is a mere general unsecured creditor of the Company with respect to an Award.

23.	IRC Section 409A

The provisions of this Plan are intended to comply with Section 409A of the Code, U.S. Treasury regulations issued thereunder, and related U.S. Internal Revenue Service guidance (“409A Rules”). Such provisions will be interpreted and applied in a manner consistent with the 409A Rules so that payments and benefits provided to Employee hereunder will not, to the greatest extent possible, be subject to taxation under such Section 409A. Notwithstanding any contrary provisions hereof, this Plan may be amended if and to the extent Bank determines that such amendment is necessary to comply with the 409A Rules.

24.	Construction of Certain Terms

The term “Section” or “Sections,” as used herein, shall mean a Section or Sections of this Plan, unless otherwise required by the context. As required by the context (i) the masculine form of words shall include the feminine, and vice-versa, and (ii) the singular form of words shall include the plural form, and vice-versa.

25.	Governing Law

This Plan and any agreements or other documents hereunder shall be interpreted and construed in accordance with the laws of the State of Washington and applicable Federal law. Any reference in this Plan or in any Award Agreement to a provision of law or to a rule or regulation shall be deemed to include any successor law, rule or regulation of similar effect or applicability.

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CERTIFICATE OF ADOPTION

I certify that the foregoing Plan was duly adopted by the Board of Directors of Columbia Banking System, Inc. on February 26, 2014 and duly approved by the shareholders of Columbia Banking System, Inc. on April 23, 2014.

/s/ Cathleen Dent
Cathleen Dent, Secretary